January 12, 2016

VIA EDGAR

Mr. Mark P. Shuman

Branch Chief — Legal

Office of Information Technologies and Services

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Glu Mobile Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
File No. 001-33368
Filed March 13, 2015 (the “2014 Form 10-K”)

Dear Mr. Shuman:

Glu Mobile Inc. (the “Company”) submits this letter in response to a comment from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated December 22, 2015 related to the above-referenced 2014 Form 10-K.

For ease of reference, the Company has set forth below, in italics, the text of the Staff’s comment prior to the Company’s response.

General

1.                                      You disclose in your Form 10-K that 11.5% of 2014 revenue was attributable to the EMEA region. EMEA can be understood to stand for Europe, the Middle East and Africa. Syria, located in the Middle East and Sudan, located in Africa, are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that certain of your operating platform providers and digital storefronts are reported to have contacts with those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors or other direct or indirect arrangements, including through operating platform providers and digital storefronts. You should describe any products, components, technology or services you have provided, directly or indirectly to those countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response:  The Company advises the Staff that, based on its internal investigations, it has no contacts (whether past or current) with Syria and Sudan, whether through subsidiaries, affiliates, distributors or other direct or indirect arrangements, including through operating platform providers and digital storefronts, and that it has no intention of pursuing any contacts with Syria and Sudan in the future.  The Company further advises the Staff that the primary digital storefronts through which the Company publishes its games (the Apple App Store, Google Play, the Amazon App Store and Facebook) do not permit distribution in either Syria or Sudan; these countries are not available for selection when the Company choose the territories in which it wishes to publish its games through these storefronts.  Additionally, the Company is not aware of any distribution of its games in Syria or Sudan.

*              *              *

Pursuant to the Staff’s request, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s comment.  If you have any further questions or comments, please contact me by telephone at (415) 800-6169 or by email at eric.ludwig@glu.com.

Sincerely,

GLU MOBILE INC.

/s/ Eric R. Ludwig
Eric R. Ludwig
Executive Vice President, Chief Operating Officer and Chief Financial Officer

cc:                                Niccolo M. de Masi (President and CEO, Glu Mobile Inc.)

Scott J. Leichtner (Vice President, General Counsel and Secretary, Glu Mobile Inc.)

Gregory J. Cannon (Vice President, Finance and Investor Relations, Glu Mobile Inc.)